Exhibit 4.2

FORM OF CWS INVESTMENTS, INC. BOND

Dated: ______________

FOR VALUE RECEIVED, the undersigned, CWS Investments, Inc., a Virginia corporation, (the “Company,” and in its capacity as maker of this Bond, the “Maker”), PROMISES TO PAY to the order of ___________________________________________ (together with its permitted successors and assigns, the “Bondholder”) the principal sum of _______________________ ($________________), together with interest at the rate specified below. This CWS Investments, Inc. Bond (the “Bond”) is issued pursuant to the terms of the CWS Investments, Inc. Subscription Agreement by and between the Maker and the Bondholder (the “Subscription Agreement”).

1.	Principal and Term. The Outstanding Principal Balance (as defined herein) shall be due and payable on the applicable maturity date as set forth in Section 2(a) hereof, or upon earlier redemption pursuant to Sections 2(c), 2(d), 2(e) or 2(f) of this Bond. If no redemption request is made upon maturity, the Bond will continue to be outstanding and accrue interest pursuant to its terms, subject to the conditions described below. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

2.	Interest.

(a) Calculation; Payment of Interest. The Bonds are priced at $1,000 per Bond. The Bondholder has purchased the following Bonds:

____ Class A1 Bonds at 7% per annum

Date of Investment	Maturity
01/01/26 – 06/30/26	06/30/27
07/01/26 – 12/31/26	12/31/27
01/01/27 – 06/30/27	06/30/28
07/01/27 - 12/31/27	12/31/28
01/01/28 – 06/30/28	06/30/29
07/01/28 – 12/31/28	12/31/29

____ Class A4 Bonds at 8% per annum

Date of Investment	Maturity
01/01/26 – 06/30/26	06/30/30
07/01/26 – 12/31/26	12/31/30
01/01/27 – 06/30/27	06/30/31
07/01/27 - 12/31/27	12/31/31
01/01/28 – 06/30/28	06/30/32
07/01/28 – 12/31/28	12/31/32

____ Class B4 Bonds at 9% per annum

Date of Investment	Maturity
01/01/26 – 06/30/26	06/30/30
07/01/26 – 12/31/26	12/31/30
01/01/27 – 06/30/27	06/30/31
07/01/27 - 12/31/27	12/31/31
01/01/28 – 06/30/28	06/30/32
07/01/28 – 12/31/28	12/31/32

____ Class B7 Bonds at 10% per annum

Date of Investment	Maturity
01/01/26 – 06/30/26	06/30/33
07/01/26 – 12/31/26	12/31/33
01/01/27 – 06/30/27	06/30/34
07/01/27 - 12/31/27	12/31/34
01/01/28 – 06/30/28	06/30/35
07/01/28 – 12/31/28	12/31/35

Total Purchase Amount: __________________.

Effective Date of Investment: __________________.

Interest shall be computed based on the actual number of days elapsed in a year consisting of 365 days, accruing daily based on the actual number of days elapsed in each month. Interest shall be credited monthly to the Bondholder’s Account. Upon credit of interest to the Bondholder’s Account, such interest shall be deemed paid in full. (b) Payment of Outstanding Principal Balance. Payments of the Outstanding Principal Balance will be credited by Maker to Bondholder’s Account on or prior to the applicable maturity date as set forth in Section 2(a), or upon earlier redemption pursuant to Sections 2(c), 2(d), 2(e) or 2(f) of this Bond. Upon credit of the Outstanding Principal Balance to the Bondholder’s Account, the Outstanding Principal Balance shall be deemed paid in full.

(c) Redemption by Bondholder

i.	Upon or after maturity, the Bond shall be redeemable, in whole or in part, upon the Bondholder’s written request. Said written request shall provide the Maker with at least ninety (90) days’ notice. The Bonds shall be redeemed at par value plus accrued but unpaid interest up to but not including the Redemption Date. Interest on the portion of the Bond subject to redemption shall cease to accrue as of the Redemption Date, which shall be the date all required redemption documentation has been fully executed by Bondholder and accepted by the Maker. The Outstanding Principal Balance together with interest through the Redemption Date shall be credited to the Bondholder’s Account within ninety (90) days following the Redemption Date. If no redemption request is made upon maturity, and subject to the terms and conditions described in the Offering Circular, the Bonds will continue to be outstanding and accrue interest pursuant to their terms.

ii.	Bond redemptions occur in the order that notices are received. The Company’s obligation to redeem Bonds is limited to an aggregate principal amount equal to the 10% Limit (as defined below) during any Redemption Period. Any Bond not redeemed or accepted for redemption due to the 10% Limit shall roll over and will continue to be outstanding and accrue interest pursuant to its terms and will be redeemed at the next available Redemption Period once the 10% Limit is no longer exceeded.

iii.	Any Bonds redeemed as a result of a Bondholder’s death and disability or bankruptcy will be included in calculating the 10% Limit and will thus reduce the aggregate principal amount available to be redeemed pursuant to this Section.

iv.	“10% Limit” shall mean 10% of the aggregate principal amount of Bonds outstanding at the commencement of the current calendar year; provided, however, during the pendency of the Offering, such amount shall be updated to equal 10% of the aggregate principal amount of Bonds outstanding at the commencement of the current calendar quarter.

(d) Optional Redemption by Maker. Each Bond is redeemable by the Company at any time at par value plus any accrued but unpaid interest up to but not including the Redemption Date. The Bonds are redeemable upon ninety (90) days’ notice by the Company to the Bondholder. The outstanding principal balance together with the accrued interest will be credited to the Bondholder’s Account within ninety (90) days following the Redemption Date.

(e) Redemption upon death or disability. Within 90 days of the death or total permanent disability of a Bondholder who is a natural person, the estate of such Bondholder, such Bondholder, or legal representative of such Bondholder may request that the Company repurchase, in whole but not in part, the Bonds held by such Bondholder by delivering to the Company a written notice requesting such Bonds be redeemed. Any such request shall specify the event giving rise to the right of the holder or beneficial holder to have his or her Bonds redeemed. If a Bond held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled Bondholder (or a legal representative) upon total permanent disability of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these people shall have the right to request that the Company repurchase such Bond unless each Bondholder has been affected by such an event.

Upon receipt of redemption request in the event of death or total permanent disability of a Bondholder, the Company will have 120 days from the date the Company receives facts or certifications establishing to the reasonable satisfaction of the Company supporting the right to be redeemed to designate a date for the redemption of such Bonds which shall be the last day of the corresponding quarterly period.

(f) Early Redemption Requests. All Bondholders will be required to hold their Bonds until the Bond’s maturity date. Early redemption requests for reasons of financial hardship or emergency prior to maturity may be considered on a case-by-case basis at a price equal to $800 per Bond. The Bondholder will also be responsible for third-party processing fees and Broker or RIA fees.

3.	Transfer Agent and Registrar. The Company plans to retain Computershare Trust Company, NA (“Computershare”) to serve as the transfer agent and registrar for the Bonds.

4.	Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interest, hypothecation, or other security device of Maker of any type, and is a general obligation of the Maker.

5.	Events of Default. Each of the following shall constitute an “Event of Default” hereunder: (i)the Maker fails to pay interest when due and the failure continues for 90 days after the due date; (ii) the Maker fails to pay the Outstanding Principal Balance or Interest when due, whether upon maturity or upon earlier redemption pursuant to Sections 2(c) or 2(d);(iii) (iii) the Maker ceases operations, is dissolved, makes a general assignment for the benefit of creditors, or files or has filed against it a petition in bankruptcy or insolvency that is not dismissed within ninety (90) days of filing. Upon the occurrence of any Event of Default, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

6.	Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and shall inure to the benefit of the Bondholder and its permitted successors. This Bond may not be assigned or transferred by the Bondholder, except as expressly permitted by the Subscription Agreement. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any purported delegation or assumption shall be null and void.

7.	Persons Deemed Owners. The registered holder of the Bonds may be treated as its owner for all purposes.

8.	Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York City are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

(b) If the Maker fails to pay any amount payable hereunder on the due date therefor, the Maker shall pay all reasonable costs of collection, including reasonable attorneys’ fees and expenses, incurred by Bondholder on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Bondholder all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Bondholder in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Bondholder be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Bondholder.

(e) Treatment of Bonds as Debt. It is intended that the Bonds will be treated as indebtedness and not as equity for federal income tax purposes. The provisions of this Bond shall be interpreted to further this intention.

(f) This Bond shall be governed by and construed in accordance with the internal laws of the State of Virginia, without giving effect to principles of conflict of laws. Any dispute arising under this Bond shall be resolved in accordance with the dispute resolution provisions set forth in the Subscription Agreement.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

CWS Investments, Inc.

Officer’s Signature:	Date: __________________

Name: __________________

Title: ___________________

Effective Date:

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